FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May, 2007
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed second quarter results ended March 2007, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration statement on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited
Share Incentive Scheme, (iii) the Registration Statement on Form S-8 of the Registrant filed
December 21, 2005 and December 15, 2004 in connection with The Sappi Limited 2004 Performance
Share Incentive Plan, and (iv) the Section 10(a) Prospectus relating to the offer and sale of the
Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive
Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the
Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired;
consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K.
Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi
quarter results and half-year
ended March 2007
2nd
Form S-8 version

* for the six months ended March 2007
** estimate as at 31 March 2007
† Rest of World
Sales by product group *
Sales: where the product is manufactured *
Sales: where the product is sold *
Geographic ownership **
■
Coated fine paper
64%
■
Uncoated fine paper
5%
■
Coated specialities
8%
■
Packaging and newsprint
8%
■
Pulp
14%
■
Other
1%
■
North America
29%
■
Europe
41%
■
Southern Africa
15%
■
Asia and other
15%
■
South African
60%
■
North America
30%
■
Europe and ROW †
10%
■
North America
29%
■
Europe
46%
■
Southern Africa
25%
Sappi is the world’s leading
producer of coated fine paper

●
EPS 25 US cents
●
Forest Products performance strong
●
Price increase in Europe achieved
●
Nash mill site sold – contributed 8 US cents
●
Wood costs in Europe soar
●
Strong cash flow
financial highlights
Quarter Half-year
ended ended
March
Dec March
March
March
2007
2006 2006
2007
2006
Sales (US$ million)
1,318
1,267 1,256
2,585
2,431
Operating profit (US$ million)
117
92 59
209
108
Operating profit to sales (%)
8.9
7.3 4.7
8.1
4.4
EBITDA (US$ million) *
211
187 158
398
304
EPS (US cents)
25
13 4
38

* Refer to note 1 additional information in Supplemental Information for the reconciliation of EBITDA to profit.
summary

The operating performance of the group continued to improve in the quarter and was led by the Forest
Products business which benefited from strong pulp prices and a weaker Rand against the US Dollar compared to a year ago. The profitability of our European and North American regions has lagged despite favourable market developments, largely as a result of high input costs.
Group sales increased 5% to US$1.3 billion reflecting higher volumes and price improvements in the
Southern African businesses and a price increase in Europe.
High raw material input costs and energy costs remain an issue. As a group we are economically integrated as far as pulp is concerned. We sell slightly more pulp than we purchase and therefore have a net benefit from strong pulp prices. However, high pulp prices squeeze the margin of our European business which is only partially integrated. In Europe we also suffer from the impact of severely increased wood costs. In other regions the rate of input price rises has abated to some extent but input prices remain very high.
Manufacturing fixed costs continue to be tightly managed with cost saving initiatives more than off-setting inflation. Selling, General and Administrative (SG&A) costs of US$93 million were US$6 million higher than a year ago largely as a result of credits for pension costs and the sale of carbon credits, which reduced
SG&A last year. The restructuring of our European business is progressing and we have been able to release part of the provision we recorded in the fourth quarter last year in respect of this restructuring because of higher natural attrition and lower severance costs than estimated. The release had a favourable impact of US$6 million before tax in this quarter.
The plantation fair value price adjustment for the quarter was US$12 million (Q2 2006: US$57 million) as a result of higher market prices for wood partly offset by higher costs to deliver the wood to market.
During the quarter we sold the site of the Nash mill, Hemel Hempstead, UK for GBP24.5 million
(US$46 million). We stopped operations at the mill in May 2006. A pre-tax profit of US$25 million on the sale is reported in these results.
Operating profit for the quarter increased to US$117 million in the quarter up from US$59 million a year ago. This includes the profit on the sale of Nash mill, the plantation fair value adjustment and the release of the restructuring provision.
Net finance costs were US$33 million up US$2 million for the quarter compared to a year ago, largely as a result of higher interest rates and average debt levels.
The effective tax rate for the group for the quarter was 31%. This rate was negatively impacted by the regional split of profit (specifically the tax losses in our US business were not relieved) and the effect of tax rate changes on deferred tax assets.
Net profit for the group increased to US$58 million compared to US$9 million in the equivalent quarter last year. Earnings per share were 25 US cents per share which includes the profit from the sale of Nash mill and the plantation fair value adjustment.
comment
sappi limited – second quarter page 2

sappi limited – second quarter page 3
cash flow
Cash generated by operations was US$175 million for the quarter, approximately 50% higher than a year ago. This excludes the sale of the Nash mill site.
Capital expenditure was US$72 million, a significant reduction from the prior quarter which included up front payments for the Saiccor expansion. Cash utilised in investing activities includes the US$46 million proceeds on the sale of the Nash mill site.
Cash retained after investing activities was US$45 million after paying the annual dividend of US$68 million in the quarter which was declared in November 2006.
operating review for the quarter
Sappi Fine Paper
Quarter
Quarter
ended
ended
March 2007 *
March 2006 % Dec 2006
US$ million
US$ million change US$ million
Sales
1,057
1,018 3.8 1,044
Operating profit (loss)
49
(6) – 16
Operating profit (loss) to sales (%)
4.6
(0.6) – 1.5
* Includes profit before tax on sale of the Nash mill site of US$25 million
We experienced steady demand for coated fine paper in our major markets. Apparent consumption in
North America was slightly below that of a year ago but shipments from domestic suppliers grew 6%. In
Europe demand remained strong.
There were a number of favourable market developments in the quarter. The long trend of declining prices in Europe was finally reversed when we realised higher coated fine paper prices during the quarter.
A preliminary determination by the United States Department of Commerce containing substantial countervailing duties against Asian coated woodfree imports was announced at the end of the quarter.
These duties are expected to help pricing in the USA which has been dragged down for several years by increasing volumes of lower priced imports from Asia.
The performance of our fine paper business continues to reflect inadequate margins as a result of continued pressure on particular input costs.

Europe
Quarter
Quarter
ended
ended % %
March 2007
March 2006 change change Dec 2006
US$ million
US$ million (US$) (Euro) US$ million
Sales
597
569 4.9 (4.5) 587
Operating profit
44 *
6 – – 13
Operating profit to sales (%)
7.4
1.1 – – 2.2
* Includes profit before tax on sale of the Nash mill site of US$25 million
We increased prices in Europe at the beginning of the quarter and initially encountered strong resistance and as a result sacrificed some market share. This was compensated for in the short-term by increasing our exports, but we aim to regain the lost volumes. Our average price in Europe increased by Euro 10/ton on the prior quarter. By the end of the quarter we had attained price increases of Euro 30/ton on sheets and Euro 20/ton on reels. This is not sufficient to produce acceptable margins and further price increases are needed.
Input costs remain high, particularly wood costs which increased by 15% from the last quarter and were approximately 50% higher than a year ago. Manufacturing fixed costs are well managed and are below those of a year ago.
North America
Quarter
Quarter
ended
ended
March 2007
March 2006 % Dec 2006
US$ million
US$ million change US$ million
Sales
371
367 1.1 374
Operating profit (loss)
3
(10) – 2
Operating profit (loss) to sales (%)
0.8
(2.7) – 0.5
Market conditions were competitive with pressure on prices particularly for publication paper. We implemented price increases in the quarter on certain sheet products. We expect that the provisional countervailing duties implemented in the USA against Asian imports will result in higher prices for these imports and further opportunities to improve price levels for similar products. Pulp sales remain strong.
We are working to reduce unit costs and will start to see the benefit in our fourth quarter results. These actions will help offset high input costs and contribute to improving margins.
operating review for the quarter (continued)
sappi limited – second quarter page 4

sappi limited – second quarter page 5
South Africa
Quarter
Quarter
ended
ended % %
March 2007
March 2006 change change Dec 2006
US$ million
US$ million (US$) (Rand) US$ million
Sales
89
82 8.5 25.5 83
Operating profit (loss)
2
(2) – – 1
Operating profit (loss) to sales (%)
2.2
(2.4) – – 1.2
The business had strong sales volumes and improved price realisation in the quarter. Although it continues to generate a profit its margins are under pressure from high pulp prices as it purchases much of its pulp from Forest Products at market prices.
Forest Products
Quarter
Quarter
ended
ended % %
March 2007
March 2006 change change Dec 2006
US$ million
US$ million (US$) (Rand) US$ million
Sales
261
238 9.7 26.8 223
Operating profit
69
69 – 15.6 78
Operating profit to sales (%)
26.4
29.0 – – 35.0
Plantation fair value gain
12
57 – – 29
Forest Products had a strong quarter with sales volumes of pulp and paper up 9% compared to a year ago. Prices in Rand terms showed a substantial improvement largely as a result of strong pulp prices and the weaker Rand relative to the US Dollar. The Saiccor and Usutu mills benefited particularly from the strong pulp markets. The Kraft business continued to improve its productivity during the quarter and benefited from modest price increases in the South African market.
The result for the quarter included the plantation fair value gain of US$12 million as a result of higher wood prices and was partly offset by higher costs to deliver the wood to market. The gain in the equivalent quarter last year was US$57 million.
The Saiccor expansion is progressing well.

directors
Karen Osar was appointed a non-executive director with effect from 01 May 2007.
outlook
The demand for all our products is strong and pulp prices have recently risen again, but coated fine paper operating margins remain low. Global capacity utilisation for coated fine paper remains at a high level;
however, profitability in the sector does not yet reflect the improved market fundamentals. We expect to see further coated fine paper price increases before the end of this financial year to restore margins.
In North America the implementation of duties against Asian imports is likely to lead to higher prices of certain coated fine papers.
The Forest Products business is performing well and we expect further improvements particularly in
Sappi Kraft.
We continue to focus on the reduction of costs, which remain a challenge. We expect further improvement in underlying earnings for the second half of the year.
On behalf of the Board
E van As M R Thompson
Director Director 08 May 2007
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN Code: ZAE 000006284
operating review for the quarter (continued)
sappi limited – second quarter page 6

forward-looking statements
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
sappi limited – second quarter page 7

notes
sappi limited – second quarter page 8

conformed financial results
for the quarter and half-year ended March 2007
sappi limited – second quarter page 9
Form S-8 Version

group income statement
sappi limited – second quarter page 10
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2007
March 2006
%
March 2007
March 2006
%
US$ million
US$ million
change
US$ million
US$ million
change
Sales
1,318
1,256
4.9
2,585
2,431
6.3
Cost of sales
1,141
1,099
2,233
2,140
Gross profit
177
157
12.7
352
291
21.0
Selling, general and
administrative expenses
93
87
181
170
Share of (profit) loss from
associates and joint ventures
(3)
–
(4)
1
Other operating (income)
expenses
(30)
11
(34)
12
Operating profit
117
59
98.3
209
108
93.5
Net finance costs
33
31
70
58
Net paid
37
33
73
65
Capitalised
(3)
–
(4)
(1)
Net foreign exchange gains
(4)
(3)
(6)
(4)
Change in fair value
of financial instruments
3
1
7
(2)
Profit before tax
84
28
200.0
139
50
178.0
Taxation – current
9
7
15
15
– deferred
17
12
36
26
Profit for the period
58
9
544.4
88
9
877.8
Basic earnings
per share (US cents)
25
4
38
4
Weighted average
number of shares
in issue (millions)
227.7
226.0
227.4
225.9
Diluted earnings
per share (US cents)
25
4
38
4
Weighted average
number of shares
on fully diluted
basis (millions)
230.4
227.0
229.6
226.7

group balance sheet
Reviewed
Audited
March 2007
Sept 2006
US$ million
US$ million
ASSETS
Non-current assets
4,253
3,997
Property, plant and equipment
3,284
3,129
Plantations
598
520
Deferred taxation
63
74
Other non-current assets
308
274
Current assets
1,569
1,500
Inventories
750
699
Trade and other receivables
581
577
Cash and cash equivalents
238
224
Assets held for sale
–
20
Total assets
5,822
5,517
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,494
1,386
Non-current liabilities
2,497
2,465
Interest-bearing borrowings
1,626
1,634
Deferred taxation
374
336
Other non-current liabilities
497
495
Current liabilities
1,831
1,666
Interest-bearing borrowings
808
694
Bank overdraft
40
9
Other current liabilities
863
862
Taxation payable
120
101
Total equity and liabilities
5,822
5,517
Number of shares in issue at balance sheet date (millions)
227.9
227.0
sappi limited – second quarter page 11

group cash flow statement
sappi limited – second quarter page 12
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2007
March 2006
March 2007
March 2006
US$ million
US$ million
US$ million
US$ million
Operating profit
117
59
209
108
Depreciation, fellings and other amortisation
111
117
223
231
Other non-cash items (including impairment
charges)
(53)
(59)
(105)
(100)
Cash generated by operations
175
117
327
239
Movement in working capital
(5)
(33)
(44)
(113)
Net finance costs
(22)
(23)
(68)
(68)
Taxation received (paid)
1
(5)
(3)
(12)
Dividends paid *
(68)
(68)
(68)
(68)
Cash retained from (absorbed by) operating
activities
81
(12)
144
(22)
Cash utilised in investing activities
(36)
(78)
(191)
(152)
45
(90)
(47)
(174)
Cash effects of financing activities
(39)
(91)
55
3
Net movement in cash and cash equivalents
6
(181)
8
(171)
* Dividend number 83: 30 US cents per share (2006: 30 US cents per share)
group statement of recognised income and expense
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2007
March 2006
March 2007
March 2006
US$ million
US$ million
US$ million
US$ million
Pension fund asset not recognised
(2)
(2)
(4)
(4)
Deferred taxation on above
(1)
–
(1)
1
Valuation allowance against deferred
tax asset and actuarial losses recognised
6
–
5
–
Exchange differences on translation of
foreign operations
(35)
31
78
20
Net (expense) income recorded directly
in equity
(32)
29
78
17
Profit for the period
58
9
88
9
Total recognised income for the period
26

26

notes to the group results
sappi limited – second quarter page 13
1.
Basis of preparation
The condensed financial statements have been prepared in accordance with International Accounting
Standard 34 Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2006 which are compliant with International Financial Reporting Standards.
The preliminary results for the six month period ended March 2007 have been reviewed in terms of
International Standards on Review Engagements 2400 by the group’s auditors, Deloitte & Touche. Their unmodified review report is available for inspection at the company’s registered offices. The results for the quarters ended 31 March 2007 and 31 December 2006 have not been audited or reviewed on a stand-alone basis by the auditors.
2. Reconciliation of movement in shareholders’ equity
Reviewed
Reviewed
Half-year
Half-year
ended
ended
March 2007
March 2006
US$ million
US$ million
Balance – beginning of year
1,386
1,589
Total recognised income for the period
166
26
Dividends paid
(68)
(68)
Transfers to (from) participants of the share purchase trust
8
(1)
Share Based Payment Reserve
2
4
Balance – end of period
1,494
1,550
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2007
March 2006
March 2007
March 2006
US$ million
US$ million
US$ million
US$ million
3.
Operating profit
Included in operating profit are the following
non-cash items:
Depreciation and amortisation
Depreciation of property,
plant and equipment
93
98
188
195
Other amortisation
1
1
1
1
94
99
189
196
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
17
18
34
35
Growth
(18)
(21)
(35)
(35)
(1)
(3)
(1)
–
Changes in fair value
(12)
(57)
(41)
(67)
(13)
(60)
(42)
(67)
Included in other operating expenses
(income) are the following:
Asset impairments
1
5
1
6
Restructuring provision (released) raised
(6)
4
(10)
3
Profit on sale of assets
(25)
(1)
(25)
(2)
Written off assets
–
1
–
2

notes to the group results (continued)
sappi limited – second quarter page 14
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2007
March 2006
March 2007
March 2006
US$ million
US$ million
US$ million
US$ million
4.
Capital expenditure
Property, plant and equipment
76
67
214
139
Reviewed
Audited
March 2007
Sept 2006
US$ million
US$ million
5.
Capital commitments
Contracted but not provided
310
294
Approved but not contracted
167
255
477
549
6.
Contingent liabilities
Guarantees and suretyships
47
52
Other contingent liabilities
13
11
7.
Assets held for sale
Other operating income includes an amount of US$25 million in respect of the sale of the site of the Nash mill which was previously classified as “assets held for sale”.
8.
Secondary Tax on Companies (STC)
During the annual South African “budget speech” the Minister of Finance announced a rate reduction in South
Africa’s STC rate from 12.5% to 10% and the proposed replacement of STC with a tax on dividends. The rate reduction resulted in a US$2 million charge because of the write-down of the related STC asset. There is a remaining asset of US$10 million which may be impacted by the proposed change in legislation in this area.

supplemental information
sappi limited – second quarter page 15
additional information
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2007
March 2006
March 2007
March 2006
US$ million
US$ million
US$ million
US$ million
1. Profit for the period to EBITDA
(1)
reconciliation
Profit for the period
58
9
88
9
Net finance costs
33
31
70
58
Taxation – current
9
7
15
15
– deferred
17
12
36
26
Depreciation
93
98
188
195
Amortisation
1
1
1
1
EBITDA
(1) (2)
211
158
398
304
Reviewed
Audited
March 2007
Sept 2006
US$ million
US$ million
Net debt (US$ million)
2,236
2,113
Net debt to total capitalisation (%)
46.2
46.4
Net asset value per share (US$)
7.92
7.26
(1)
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP
Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies.
EBITDA is a measure used by the group, together with measures of performance under IFRS and US GAAP, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS or US GAAP because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS or US GAAP and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company’s operations in accordance with IFRS or US GAAP.
(2)  The EBITDA calculation was amended at the beginning of the financial year to eliminate the adjustment for fellings which previously resulted in fellings being added back in the calculation as part of amortisation. Given the current accounting treatment of plantations, management has concluded that eliminating such an adjustment would be more appropriate in determining the EBITDA performance measure in future both for internal and reporting purposes. Prior year figures have been recalculated for comparison purposes as follows: March 2006 quarter: decreased by US$18 million; March 2006 half-
     year: decreased by US$35 million.

supplemental information
sappi limited – second quarter page 16
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2007
March 2006
March 2007
March 2006
US$ million
US$ million
US$ million
US$ million
2.   Calculation of Headline earnings *
Profit for the period
58
9
88
9
Profit on disposal of business and property,
plant and equipment
(19)
(2)
(19)
(2)
Write-off of assets
–
1
–
2
Impairment of property, plant and equipment
–
4
–
5
Headline earnings
39
12
69
14
Headline earnings per share
Headline earnings per share (US cents) *
17
5
30
6
Weighted average number of shares
in issue (millions)
227.7
226.0
227.4
225.9
Diluted headline earnings per share
(US cents) *
17
5
30
6
Weighted average number of shares
on fully diluted basis (millions)
230.4
227.0
229.6
226.7
* Headline earnings disclosure is a listings requirement by the JSE Limited.
3.
exchange rates
March
Dec Sept June March
2007
2006 2006 2006 2006
Exchange rates:
Period end rate: US$ 1 = ZAR
7.2650
7.0076 7.7738 7.1700 6.1655
Average rate for the Quarter/Period: US$ 1 = ZAR
7.1532
7.3358 7.2475 6.4658 6.1858
Average rate for the YTD: US$ 1 = ZAR
7.2783
7.3358 6.6039 6.4031 6.3334
Period end rate: EUR 1 = US$
1.3358
1.3199 1.2672 1.2789 1.2119
Average rate for the Quarter/Period: EUR 1 = US$
1.3160
1.2926 1.2744 1.2570 1.1983
Average rate for the YTD: EUR 1 = US$
1.3021
1.2926 1.2315 1.2191 1.1964
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

supplemental information
sappi limited – second quarter page 17
regional information
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2007
March 2006
March 2007
March 2006
Metric tons
Metric tons %
Metric tons
Metric tons %
(000’s)
(000’s)   change
(000’s)
(000’s)   change
Sales volumes
Fine Paper – North America
376
365 3.0
748
709 5.5
Europe
626
646 (3.1)
1,261
1,248 1.0
Southern Africa
87
79 10.1
174
158 10.1
Total
1,089
1,090 (0.1)
2,183
2,115 3.2
Forest Products – Pulp and paper
operations
378
347 8.9
709
702 1.0
Forestry operations
258
372 (30.6)
529
748 (29.3)
Total
1,725
1,809 (4.6)
3,421
3,565 (4.0)
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2007
March 2006%
March 2007
March 2006%
US$ million
US$ million change
US$ million
US$ million  change
Sales
Fine Paper – North America
371
367 1.1
745
712 4.6
Europe
597
569 4.9
1,184
1,089 8.7
Southern Africa
89
82 8.5
172
160 7.5
Total
1,057
1,018 3.8
2,101
1,961 7.1
Forest Products – Pulp and paper
operations
245
215 14.0
452
427 5.9
Forestry operations
16
23 (30.4)
32
43 (25.6)
Total
1,318
1,256 4.9
2,585
2,431 6.3

supplemental information
sappi limited – second quarter page 18
Reviewed
Reviewed
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
March 2007
March 2006
%
March 2007
March 2006
%
US$ million
US$ million
change
US$ million
US$ million  change
Operating profit
Fine Paper –
North America
3
(10)
–
5
(9)
–
Europe
44
6
633.3
57
20
185.0
Southern Africa
2
(2)
–
3
(2)
–
Total
49
(6)
–
65
9
622.2
Forest Products
69
69
–
147
106
38.7
Corporate and other
(1)
(4)
–
(3)
(7)
–
Total
117
59
98.3

108
93.5

sappi ordinary shares
ADR price (NYSE TICKER: SPP)
note: (1ADR=1sappishare)
US$
20
18
16
14
12
10
8
6
4
2
0
ZAR
140
120
100
80
60
40
20
0
sappi limited – second quarter page 19
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
1 Jan
2006
1 Apr
2006
1 Jul
2006
1 Oct
2006
1 Jan
2007
1 Apr
2007
4 May
2007
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
1 Jan
2006
1 Apr
2006
1 Jul
2006
1 Oct
2006
1 Jan
2007
1 Apr
2007
4 May
2007

this report is available on the Sappi website
www.sappi.com
Other interested parties can obtain printed copies of this report from:
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depository:
Capita Registrars
Services 2004 Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

Printed on Magno Matt Satin 250g/m
2
and 150g/m
2
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2007
SAPPI LIMITED,
by : /s/    M. R. Thompson
Title:
    Chief Financial Officer
Name:  M. R. Thompson